Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

June 9, 2008

BY EDGAR AND FEDEX

Ms. Amanda McManus

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Echo Global Logistics, Inc.
Registration Statement on Form S-1
Filed on April 30, 2008
Amendment No. 1 filed on June 6, 2008
File No. 333- 150514

Dear Ms. McManus:

On behalf of Echo Global Logistics, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-150514) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2008. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated May 30, 2008, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form S-1

General

Comment No. 1

Please revise the prospectus to disclose the reasons for the recapitalization.

Response:

The Company has revised the prospectus under “The Offering” on page 6, “Recapitalization” on page 32, “Recapitalization” on page 89 and “Recapitalization” on page 97 to disclose the reasons for the recapitalization.

Comment No. 2

Please provide us with a complete discussion of the mechanics of the recapitalization and the anticipated date of completion for each relevant step.

Response:

It is currently contemplated that the Recapitalization Agreement will be executed prior to distribution of any preliminary prospectus to potential investors and that the recapitalization will be completed immediately prior to the execution of the Underwriting Agreement (the “Closing Date”).

Authorization and Exchange

On the Closing Date, the Company will file an amendment to its Amended and Restated Certificate of Incorporation and a Second Amended and Restated Certificate of Incorporation.  The number of authorized shares and the terms of the Company’s new common stock will be set forth in its Second Amended and Restated Certificate of Incorporation.  Also on the Closing Date, the Company will issue to each of its stockholders shares of the Company’s new common stock, on approximately a one-for-one basis, in exchange for the shares of the Company’s capital stock held by such stockholder.

Dividend Payments

Immediately upon the closing of the Company’s initial public offering, the Company will pay on a pro rata basis all accrued and unpaid dividends through the Closing Date to the former holders of shares of the Company’s Series B and Series D Preferred Stock.

Prior Agreements

Immediately upon the closing of the Company’s initial public offering, the Right of First Refusal and Co-Sale Agreement and the Voting Agreement will terminate in their entirety in accordance with their terms, and the Investor Rights Agreement will terminate in part in accordance with its terms.

The Company undertakes to file its Second Amended and Restated Certificate of Incorporation and a form of the Recapitalization Agreement as exhibits to a pre-effective amendment to the Registration Statement.

Comment No. 3

Please tell us whether the recapitalization agreement has been executed. In addition, tell us the exemption from registration upon which you will rely for the issuance of shares in connection with the recapitalization.

Response:

The Recapitalization Agreement has not been executed.  It is currently contemplated that the Recapitalization Agreement will be executed prior to distribution of any preliminary prospectus to potential investors and that the recapitalization will be completed immediately prior to execution of the Underwriting Agreement.

The issuance of the common shares pursuant to the recapitalization will be exempt from registration under Section 3(a)(9) of the Securities Act, the conditions of which will be satisfied as follows:

•                  the Company is both the issuer of the common shares to be issued pursuant to the Recapitalization Agreement and the issuer of the securities to be surrendered by existing security holders pursuant to the Agreement;

•                  the sole consideration to be paid by existing security holders in exchange for the common shares to be issued in the recapitalization will be the Company’s outstanding securities held by the security holders, in each case, on approximately a one-for-one basis;

•                  the exchange of common shares pursuant to the Recapitalization Agreement will be made exclusively with the Company’s existing security holders; and

•                  no commission or other remuneration will be paid or given directly or indirectly by the Company for solicitation of the exchange contemplated by the Recapitalization Agreement.

Comment No. 4

With respect to any shares offered which have not yet been issued pursuant to the recapitalization, please revise to disclose the related selling stockholders are underwriters.

Response:

The Company acknowledges the Staff’s comment and notes that the disclosure contained in the last paragraph under “Principal and Selling Stockholders” on page 96 indicates that the selling stockholders “may be . . . deemed to be ‘underwriters’ within the meaning of the Securities Act.”  Under an analysis of the usual factors considered in determining whether a person is an underwriter, it is not in our view clear that the selling stockholders in fact “are underwriters.’’  Accordingly, the Company and the selling stockholders are comfortable with the disclosure noted above (and are willing to revise the existing disclosure appearing in the “Underwriting” section to include a similar statement).

Comment No. 5

Revise throughout to define at first use or remove industry jargon and marketing language so that your disclosure may be more clearly understood by an investor not in your industry. Examples of such terminology include “solution,” “inter- modal,” and “fully-integrated.”

Response:

The Company has revised the prospectus to remove or define at first use the referenced and other similar terminology.

Comment No. 6

Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form S-1 registration statement.

Response:

The Company has included a currently dated consent from Ernst & Young LLP in Amendment No. 1 and will provide a currently dated consent from Ernst & Young LLP in any future amendments.

Registration Statement Cover Page

Comment No. 7

Please revise the cover of the registration statement to include the following language and check the appropriate box: “Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of ‘large accelerated filer,’ ‘accelerated filer’ and ‘smaller reporting company’ in Rule 12b2 of the Exchange Act.”

Response:

The Company has revised the cover of the Registration Statement to include the language set forth above and checked the appropriate box.

Table of Contents

Comment No. 8

Please relocate the three paragraphs at the bottom of this page to other sections of the prospectus so that the summary immediately follows the table of contents.

Response:

The Company has relocated the three paragraphs at the bottom of the Table of Contents page to page 5 so that the Summary immediately follows the Table of Contents.

Comment No. 9

Refer to the final paragraph on this page. We note that you have relied on reports from third party sources for data, such as from Armstrong & Associates and Transportation Intermediaries Association. Please either confirm that the data provided by these third-parties was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

Response:

The Company hereby confirms that the data provided by third-party sources, such as Armstrong & Associates and Transportation Intermediaries Association, was not prepared specifically for it or in connection with its disclosure and such information is otherwise generally publicly available for free or for a low subscription fee.

Prospectus Summary, page 1

Comment No. 10

It appears that portions of the summary repeat, at length, information that appears later in the prospectus. For instance, “Overview”, “Industry Background”, “Our Competitive Advantage” and “Our Strategy” are reproduced nearly verbatim in the Business section. Please revise the summary to limit repetitive disclosure.

Response:

The Company has revised the Summary to limit repetitive disclosure.

Overview, page 1

Comment No. 11

We note the carryover paragraph at the top of page 2. Please clarify the meaning of the phrase “core logistics services.”

Response:

The Company has revised the last paragraph under “Overview” on page 1 and under “Our Company” on page 46 to clarify the meaning of the phrase “core logistics services.”

Comment No. 12

We note the last sentence in the second-to-last paragraph in this section. Please revise here, under “Transportation costs and gross profit” on page 31, and elsewhere in the prospectus, as appropriate, to more fully explain your fee structure, including whether it is flat or variable.

Response:

The Company has added disclosure under “Overview” on page 2, “Transportation costs and gross profit” on page 31 and “Our Company” on page 47 to more fully explain its fee structure, including whether it is flat or variable.

Industry Background, page 2

Comment No. 13

Refer to the first sentence of this section. Please consider providing the definitions of “transportation” and “logistics” in the first paragraph of the “Overview” on page 1.

Response:

The Company has revised the first paragraph of the “Overview” on page 1 to include the definitions of “transportation” and “logistics.”

Comment No. 14

Refer to the first paragraph on page 3. Please revise to disclose the relative percentage of asset-based transportation providers competing in the market as compared to non-asset-based providers.

Response:

The Company has deleted the referenced paragraph from the “Industry Background” section. The Company has added disclosure on page 48 to reflect the relative percentage of asset-based transportation providers competing in the market as compared to non-asset-based providers.

Disruptive business model with significant value proposition for clients, page 3

Comment No. 15

Investors may have difficulty understanding certain terms, such as “disrupt”, “disruptive”, and “disintermediate”, in the context in which they are used in this registration statement. Please revise to communicate these concepts using more commonly understood terminology.

Response:

The Company has revised the prospectus to clarify the concepts of “disrupt,” “disruptive,” and “disintermediate” in the context in which they are used by using more commonly understood terminology.

Proprietary technology platform, page 3

Comment No. 16

We note the last sentence on page 3. While it appears that your database expands if new clients and suppliers are added, it is unclear how increased volume (without new clients or suppliers) might also expand your database. Please revise to explain.

Response:

The Company has revised the disclosure on pages 3 and 49 to reflect that its ETM database grows and becomes more difficult to replicate as the number of shipments increases and the amount of pricing, service and available capacity data increases.

Superior client interfacing technology and service, page 4

Comment No. 17

Please delete the term “robust” in the second sentence of this section.

Response:

The Company has deleted the term “robust” from the second sentence of this section.

Multi-faceted sales strategy, page 4

Comment No. 18

We note that you refer to your sales agents as “seasoned industry professionals” or “experienced industry sales professionals.” Please indicate whether it is your policy to avoid hiring agents without significant prior experience, or revise accordingly.

Response:

It is the Company’s policy to avoid hiring agents without significant prior transportation industry experience.  The Company has revised the disclosure on pages 3 and 59 to reflect that its agents are typically experienced sales professionals.

The Offering, page 7

Comment No. 19

We note from your disclosure on page 7 and 24 that you intend to use approximately $2.3 million of your net proceeds from this offering to make required accrued dividend payments to holders of your Series B and D preferred shares. In this regard, please tell us the date that this dividend payment was accrued and under what balance sheet line item. If this planned dividend distribution (whether declared or not, whether paid from proceeds or not) is not reflected in the latest balance sheet as a liability, please revise to include a pro forma balance sheet alongside your historical balance sheet giving effect to this planned dividend distribution (excluding the effects of the offering proceeds). Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to the planned dividend distribution on the face of your statement of operations and provide adequate footnote disclosure, which clearly explain the methods and assumptions involved along with disclosures as outlined in paragraph 40 and 41 of SFAS No. 128. Please note that in preparing pro forma earnings per share, you should give effect in the weighted average shares used to compute pro forma EPS of the number of shares to be issued in the offering at the expected offering price whose proceeds will be required to fund the planned dividend distribution in accordance with SAB Topic 1:B:3.

Response:

The $2.3 million of dividend payments to holders of the Company’s Series B and D preferred shares represent the amount of dividends that will be accrued as of July 31, 2008 ($2,249,129 is attributable to the Series D preferred shares and $24,247 is attributable to the Series B preferred shares), which is the approximate date that the offering is expected to be completed.  The dividends have been accrued throughout the period that the preferred stock has been outstanding.  As of March 31, 2008, the dividends are included in the Series D Preferred Stock line item in Mezzanine Equity ($1,902,083) and in the Series B Preferred Stock balance sheet line item in Stockholders’ Deficit ($21,753).

In accordance with SAB Topic 1:B:3, the pro forma earnings per share disclosure has been revised for the year ended December 31, 2007 in Note 13 to the financial statements on page F-23 and for the three months ended March 31, 2008 in Note 6 to the financials statements on page F-39 to give effect to the planned dividend distribution on the face of the statement of income.  Additionally, the disclosures on the aforementioned pages have been updated to more fully explain the methods and assumptions utilized and all required disclosures have been provided in accordance with paragraphs 40 and 41 of SFAS No. 128.

Summary Consolidated Financial and Other Data, page 9

Selected Consolidated Financial and Other Data, page 28

Comment No. 20

Please revise the introductory paragraph to your Selected Consolidated Financial and Other Data to explain why financial information has not been presented for periods prior to 2005.

Response:

The Company has revised the introductory paragraph of “Summary Consolidated Financial and Other Data” on page 7 and “Selected Consolidated Financial and Other Data” on page 27 to explain that because the Company was formed in January 2005 financial information has not been presented for periods prior to 2005.

Comment No. 21

Please revise footnote (1) to your Summary Consolidated Financial and Other Data on page 9 and your Selected Financial Data on page 28 to explain why you have presented pro forma tax expense/(benefit) information and related net earnings(loss) disclosures for the fiscal 2005 and 2006 periods.

Response:

The Company has revised footnote (1) to its “Summary Consolidated Financial and Other Data” on page 8 and its “Selected Consolidated Financial and Other Data” on page 27 to explain why it has presented pro forma income tax benefit (expense) and related net loss disclosures for the years ended December 31, 2005 and 2006.

Risk Factors, page 10

Comment No. 22

Please add a risk factor discussing the impact that the current historically high gas and oil prices may have on your business. We note in this regard your disclosure on page 44 that you pass through this costs to customers; however, in light of the fact that you either have no contract or a short term contract with most of your customers, discuss whether you will expect to be able to continue passing through these costs and whether your margins might suffer as a result.

Response:

The Company has added a risk factor on page 13 addressing the impact that the current historically high fuel prices may have on its business.

Comment No. 23

Include a risk factor discussing the fact that you accept liability for damage to shipped goods as discussed on page 61.

Response:

The Company has added disclosure to the “We are subject to claims arising from our transportation operations” risk factor on page 15 addressing the fact that the Company may incur liability for damage to shipped goods.

We may not be able to develop… anticipated growth in our operations, page 11

Comment No. 24

Please revise to disclose the growth rates for the annual periods from 2005-2006 and 2006-2007, rather than the compound annual growth rate for 2005-2007.

Response:

The Company has revised this risk factor on page 10 to disclose the growth rates for the annual periods from 2005-2006 and 2006-2007, rather than the compound annual growth rate for 2005-2007.

Our inability to protect our intellectual property rights may impair our competitive position, page 12

Comment No. 25

Please revise the heading of this risk factor to disclose that you have not registered any patent or trademark protections to date. Please also disclose your lack of intellectual property protections in “Intellectual Property” on page 59.

Response:

The Company has revised the heading of this risk factor on page 11 to disclose that it has not registered any patents or trademarks to date.  The Company has also disclosed its lack of intellectual property registrations in “Intellectual Property” on page 61.

Our clients may terminate their relationships with us on short notice...,page 13

Comment No. 26

Although we note that transactional clients may terminate your services with limited or no penalty, please revise to clarify whether enterprise clients may also freely terminate on similar terms. If not, please revise the risk factor heading accordingly.

Response:

The Company has revised this risk factor on page 12 to clarify the termination provisions contained in its enterprise contracts.

Our industry is subject to seasonal fluctuations..., page 16

Comment No. 27

It would appear somewhat counterintuitive that shipping sales are lower during the holiday season. Please revise to provide additional disclosure regarding this seasonal fluctuation.

Response:

The Company advises the Staff that most of its retail clients order goods and stock inventories prior to the winter holiday season, so the decline in shipments occurs prior to the end of the winter holiday season.

Use of Proceeds, page 24

Comment No. 28

If possible, provide estimates of the amount of proceeds you expect to allocate to each contemplated use and indicate the order of priority of each use.

Response:

The Company advises the Staff that, other than the approximately $2.3 million of its net proceeds from this offering that will be used to make required accrued dividend payments to the holders of shares of its Series B and D Preferred Stock, it is not able to provide estimates of the amount of proceeds it expects to allocate to each other contemplated use or indicate the order of priority of each other contemplated use.

Dilution, page 26

Comment No. 29

Please tell us and explain in footnotes to your “Dilution” disclosures how you calculated or determined the total number of shares purchased by your existing shareholders and the total consideration paid by these shareholders as reflected in the table on page 27.

Response:

The Company advises the Staff that it calculated the total number of shares purchased by its existing stockholders as follows:

Total shares of capital stock outstanding as of May 31, 2008	30,509,031
Less shares of capital stock issued in connection with employment arrangements	(600,000)
Less shares of capital stock issued in connection with the appointment of a board member	(100,000)
Less shares of capital stock issued in connection with acquisitions	(200,000)
Total shares of capital stock purchased by existing stockholders	29,609,031

The total consideration paid by the Company’s existing stockholders for the 29,609,031 shares of capital stock outstanding was $23,077,055.

Acquisition of Mountain Logistics, Inc., page 30

Comment No. 30

Please disclose the performance measures upon which earnout payments will be based.

Response:

The Company has disclosed on page 29 the performance measures upon which earn-out payments will be based.

Comment No. 31

Revise to discuss the Bestway acquisition.

Response:

The Company has added disclosure on pages 29 and 30 regarding the Bestway acquisition.

Anticipated uses of cash, page 43

Comment No. 32

We note your reference to earn-out payments. Please revise to clarify that you are referring to the $6.45 million cash payable and 550,000 shares of common stock issuable to Mountain Logistics based upon achievement of certain performance measures. If there are other earnout payments related to the Mountain Logistics acquisition or other acquisitions, please specifically disclose them.

Response:

The Company has revised this disclosure on page 44 to reflect any cash earn-out payments due in connection with its acquisitions.

Comment No. 33

Revise to quantify your anticipated short term capital needs.

Response:

The Company has revised the disclosure on page 44 to quantify its anticipated short term capital needs.

Business, page 45

Comment No. 34

Please disclose the estimated dollar amount spent on development of new technologies related to the ETM. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response:

The Company has added disclosure on page 54 to include the estimated dollar amount spent on the development of new technologies related to ETM.

Our History, page 46

Comment No. 35

Refer to the second paragraph of this section. Although we note that Messrs. Lefkofsky and Heise founded InnerWorkings, the prior financial performance of that company is not relevant to this offering. Please revise to delete the final sentence of this paragraph. In addition, this section does not really describe your history, but that of your founders. A description of your history should discuss your change in corporate structure and material acquisitions. Please revise the heading or text as appropriate.

Response:

The Company has deleted the final sentence of the second paragraph under the section formerly entitled “Our History” and now entitled “Our Founders” on page 47.

Our Proprietary Technology Platform, page 51

Comment No. 36

Please revise the chart at the bottom of page 51 or the accompanying key on page 52 to more clearly disclose which services or portals are available to customers and which may be accessed only by Echo personnel.

Response:

The Company has revised the chart on page 53 to more clearly disclose which services or portals are available to clients and which may be accessed only by Echo personnel.

Comment No. 37

Revise to discuss how you ensure that the pricing provided on your portal is always accurate or to discuss how you address inaccurate rates selected by clients.

Response:

In response to this comment, the Company has added disclosure on page 52.

Our Clients, page 54

Comment No. 38

Clarify whether you are ever liable to make payments or provide rebates in connection with a failure to reach the agreed cost savings.

Response:

In response to this comment, the Company has added disclosure on page 56.

Enterprise Client Case Study, page 55

Transactional Client Case Study, page 56

Comment No. 39

Please delete the enterprise and transactional client case studies. The studies contain marketing language and may give the impression that you guarantee certain results for your clients.

Response:

The Company has revised the enterprise and transactional case studies such that they no longer include marketing language that may give the impression that the Company guarantees certain results for its clients.

Executive Officer and Directors, page 63

Comment No. 40

Please state each executive officer’s term of office. Refer to Item 401(b) of Regulation S-K.

Response:

The Company has revised the “Management” section to include each executive officer’s term of office.

2005 Stock Option Plan

Initial Public Offering Grants of Stock Options, page 73

Comment No. 41

We note from your disclosure on page 73 that upon completion of this offering, you will grant options to purchase common stock to certain of your named executive officers in the following amounts: Mr. Buzza —  90,000; and Mr. Sandhir — 90,000. For these and any other options or equity securities issued subsequent to the date of your most recent balance sheet presented in the filing, please tell us and revise MD&A to disclose the amount of compensation expense that you have recognized or plan to recognize in connection with the issuance of these equity compensation grants. Your response and your revised disclosure should also explain how the amount of expense to be recognized was calculated or determined. If no expense will be recognized, please explain why. Additionally, please revise to include the disclosures outlined in paragraphs 179 and 182 of the AICPA’ s Audit and Accounting Practice Aid “Valuation of Privately- Held- Company Equity Securities Issued as Compensation” with respect to these equity compensation grants and their related valuation in MD&A and the notes to the financial statements, as applicable.

Response:

In April 2008, the Company granted 165,000 options at an exercise price of $5.86 per share, of which 40,000 vested immediately and the remaining 125,000 vest ratably over five years.  The $5.86 per share exercise price was equal to the Company’s fair value of its common stock as of April 2008 and was contemporaneously determined by management through the application of a discounted cash flow valuation methodology.  In accordance with SFAS No. 123(R), the Company used the Black-Scholes-Merton option valuation model to determine that compensation expense of $393,350 will be recorded for this option grant.  Of that amount, $79,600 has been recognized as expense at the date of grant for the options that vested immediately, and the remaining $313,750 will be expensed ratably over the five-year vesting period.

In addition to the grants to Messrs. Buzza and Sandhir, the Company intends to grant options to purchase shares of its common stock under its 2008 Stock Incentive Plan to certain employees at an exercise price equal to the initial public offering price.  The related compensation expense will be calculated at the time of grant using the Black-Scholes-Merton option model in accordance with SFAS No. 123(R) and amortized over the applicable vesting period.

The Company has added disclosure on pages 34, 35 and 74 to include the compensation expense that will be recognized in connection with the equity compensation grants subsequent to March 31, 2008 and the explanation as to how the expense was calculated.

Please see the Company’s response to Comment No. 60 for further discussion of the Company’s valuation methodology and further disclosure in MD&A and the notes to the financial statements in accordance with the AICPA’s Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Certain Transactions and Related Party Transactions, page 88

Comment No. 42

Refer to the final sentence of the introductory paragraph. Please expand your disclosure to more fully describe the arrangements you have in place to protect investors in the case of future related party transactions. Refer to Item 404(b) of Regulation S-K.

Response:

In response to this comment, the Company has added disclosure on page 89.

Comment No. 43

Considering your disclosure under the heading “Relationship with Citi Global Investment Banking,” tell us what consideration you have given to the need for a “qualified independent underwriter.”

Response:

FINRA Rule 2720(c) states that, in order for a member to participate in the underwriting of a public offering by a company with which the member or any of its affiliates has a conflict of interest, a qualified independent underwriter is required with respect to such offering.  Although Mr. Susman, an employee of a Citi affiliate, is a member of the Echo board of directors, Rule 2720(c) does not require a qualified independent underwriter for this offering because no conflict of interest exists under such Rule.  In reaching this conclusion, it was considered that Citi and its affiliates do not own, in the aggregate, 10% or more of Echo’s debt or equity and no agreements or other arrangements exist whereby Citi, its affiliates or Mr. Susman would be entitled to direct the management or policies of Echo.

Principal and Selling Stockholders, page 93

Comment No. 44

Please revise footnote (3) to identify the individual(s) possessing voting and investment power for New Enterprise Associates 12. Refer to Instruction 2 to Item 403(c) of Form S-K.

Response:

In response to this comment, the Company has added disclosure to footnote (3) on page 96.

Certain Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 102

Comment No. 45

We note your disclosure that the discussion under this heading constitutes the opinion of Winston & Strawn LLP. The tax discussion itself, however, does not appear to include actual conclusions of the tax treatment that you will receive but instead gives a general description of the law as it applies to entities in various situations. If you choose to provide an opinion of counsel, revise to include actual opinions of counsel within the text and file form of opinion of counsel. In addition, please identify tax counsel under the section titled “Experts” or revise to add a new appropriate heading for such disclosure.

Response:

The Company has deleted the disclosure that the discussion under this heading constitutes the opinion of Winston & Strawn LLP.

Where You Can Find Additional Information, page 109

Comment No. 46

Please tell us whether you intend to make your reports available free of charge on the internet. If you do not, please tell us why. Refer to Item 101(e) of Regulation S-K.

Response:

The Company intends to make reports available free of charge on the internet and has added disclosure to this effect on page 110.

Echo Global Logistics, Inc and Subsidiaries

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment No. 47

Please provide an accountant’s report which indicates the name of the firm issuing the report in accordance with Article 2-02(a) of Regulation S-X.

Response:

The Company has provided the Report of Independent Registered Public Accounting Firm that indicates the name of the firm issuing the report in accordance with Article 2-02(a) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Comment No. 48

We note from your disclosure that certain transactions to provide specific services are recorded at net amount charged to clients because many factors required to record the revenue on a gross basis as the principle are not present. In this regard, please enhance your disclosure and explain the key factors that determine whether transaction costs are recorded net of transportation revenue rather than gross. Specifically, please tell us and disclose if you bear any risk for collection from your client and why such transportation costs should not be recorded gross of transportation revenue, similar to shipping and handling charges or sales and other taxes paid to a regulatory authority in selling products of providing services.

Response:

In accordance with EITF No. 99-19, the Company evaluated the indicators of both gross and net revenue reporting and determined that certain transactions should be recorded on a net basis.  The key factors that determine that revenue is recorded on a net basis for certain transactions are as follows:

•                  The Company does not have latitude in establishing prices.  Under these arrangements, it has negotiated with the client a pre-determined fee per shipment that will be received for providing logistics services.

•                  The Company has credit risk for only the net revenue earned from its client while the carrier has credit risk for the transportation cost incurred in the transaction.

The Company has revised the disclosure on page F-8 to include additional information on the key factors that determine when revenue is reported on a net basis.

Comment No. 49

Additionally disclose how your accounting policy for the recognition of transportation costs complies with the guidance and methods prescribed in EITF No. 91-9.

Response:

The Company utilizes Method (3) as discussed in EITF No. 91-9 and therefore recognizes both transportation revenue and transportation cost when the shipment is completed.

The accounting policy disclosure on page F-8 has been revised to include the additional information regarding compliance with EITF No. 91-9.

Note 4. Acquisitions, page F-12

Comment No. 50

In light that goodwill in the amount of $1,230,966 and $623,960 for the acquisition of Mountain Logistics and Bestway, respectively is significant to the over all purchase price of the respective acquisitions, please disclose and explain in detail for each acquisition in Note 4 the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in each acquisition, which resulted in significant amounts of goodwill. Refer to paragraph 35 through 46, 51(b), and appendix A of SFAS No. 141 for guidance. Your statement that “as a result of the acquisitions, the Company believes it has established a significant presence in the respective markets” is vague and does not provide adequate disclosure.

Response:

The factors contributing to a purchase price which exceeded the fair value of the assets and liabilities acquired included the following:

•                  The Company acquired assembled workforces that have significant knowledge of the industry.  These experienced workforces provide the Company with greater opportunity to continue to build an efficient and scalable operation.

•                  The entities acquired have a significant presence in the West and Northwest regions of the United States.  The acquisitions provide a strategic entry for the Company into new geographies through an established presence.

The businesses acquired were non-asset based third-party logistics providers whose values are not based on physical assets but rather on intangible assets.  The intangible assets that met the contractual, legal and separability recognition criteria have been recorded separately from goodwill.

The Company has revised the disclosure on pages F-12 and F-13 to explain in detail the factors that contributed to a purchase price which exceeded the fair value of the assets and liabilities acquired.

Comment No. 51

We note from your disclosure that the terms of the Mountain Logistics Acquisition requires you to pay an additional $6.45 million in cash and 550,000 shares of common stock contingent upon the achievement of certain performance measures by or prior to May 31, 2012, which would be accounted for as additional purchase price by adjusting goodwill. Please tell us and revise Note 4 to explain in further detail the nature and terms of the performance measures that were or must be achieved for the payment of the contingent consideration to be required. As part of your response, you should also explain why you believe it is appropriate to reflect these contingent payments as additional purchase price of the acquisition. Please provide similar disclosures for all acquisitions disclosed in your audited financial statements and in the financial statements of subsequent interim periods, where applicable.

Response:

The terms of the acquisition of Mountain Logistics, Inc. allow for the payment of additional cash and the vesting or issuance of stock upon the achievement of certain performance measures.  The performance measures are based on adjusted gross profit generated by Mountain Logistics post-acquisition. Adjusted gross profit is defined as transportation revenues less transportation costs and sales commissions.  The terms of the performance measures for additional cash consideration are as follows:

•      Achievement of adjusted gross profit of greater than $2.6 million from June 1, 2007 to May 31, 2008 results in an additional purchase price payment of $250,000;

•                  Achievement of adjusted gross profit of greater than $2.6 million from June 1, 2008 to May 31, 2009 results in an additional purchase price payment of $350,000;

•                  Achievement of adjusted gross profit of greater than $2.6 million from June 1, 2009 to May 31, 2010 results in an additional purchase price payment of $350,000;

•      Achievement of cumulative adjusted gross profit as of May 31, 2010 of greater than $10 million results in an additional purchase price payment of $1 million, $12 million results in an additional purchase price payment of $2 million, or $15 million results in an additional purchase price payment of $3.5 million;

•      Achievement of adjusted gross profit of greater than $8.3 million from June 1, 2010 to May 31, 2011 results in an additional purchase price payment of $1 million; and

•      Achievement of adjusted gross profit of greater than $8.3 million from June 1, 2011 to May 31, 2012 results in an additional purchase price payment of $1 million.

The terms of the performance measures for vesting of restricted stock are as follows:

•      550,000 shares of the Company's common stock were issued to the former shareholders of Mountain Logistics.  The stock is restricted and vests in the event that either (1) the adjusted gross profit generated by the acquired business from certain transactions during the 36-month period beginning June 1, 2007 and ending May 31, 2010 equals or exceeds $8.3 million or (2) the adjusted gross profit generated by the acquired business from all transactions during the 36-month period beginning June 1, 2007 and ending May 31, 2010 equals or exceeds $8.3 million and the adjusted gross profit generated by the acquired business from all transactions during such 36-month period equals or exceeds 14% of the total revenues generated by the acquired business during such period. The certain transactions referenced in (1) above include any sale or transaction in which the adjusted gross profit of such sale or transaction is equal to or greater than 14% of the total revenues generated by such sale or transaction.

The Company has added disclosure on pages F-12 and F-13 to explain in greater detail the nature and terms of the performance measures that must be achieved to require payment of contingent consideration for both the Mountain Logistics and Bestway acquisitions.

In accordance with paragraph 28 of SFAS No. 141, the contingent consideration will be recorded as additional purchase price for both the Mountain Logistics and Bestway acquisitions because it is contingent on achieving specified earnings levels in future periods.  Further, the Company evaluated the asset purchase agreements in conjunction with the contingent consideration arrangements to determine if the substance of the contingent consideration is to provide compensation for services.  Using the guidelines provided in EITF No. 95-8, the Company determined that the contingent consideration should be recorded as additional purchase price based on the following factors:

•      The contingent consideration is not affected by the employment relationship with any of the former owners of Mountain Logistics and Bestway.  All of the former owners are employed by the Company; however, the contingent consideration is not linked to their ongoing employment.

•                  The former owners of Mountain Logistics and Bestway are paid at compensation levels that are commensurate with their duties and at levels that are similar to other employees of the Company in related positions.

•                  The initial consideration paid on the acquisition date was based on the low end of a range established in the Company’s valuation of the acquired entities.

Comment No. 52

Additionally, your disclosure in Note 4 on page F-12 is inconsistent with your disclosure on page F-49, where you disclose that the purchase price of the Mountain Logistics acquisition was $5.8 million, consisting of cash plus the issuance of 550,000 shares of Echo restricted common stock. Please revise so that the disclosures are consistent with each other. If the issuance of the 550,000 shares is not contingent consideration or is contingent consideration that has been issued in the financial statement periods presented, please disclose the value assigned to each share, and explain in detail your basis for determining that value. Your disclosure should include a discussion of the significant factors, assumptions, and methodologies used in determining fair value of each share issued during the respective periods presented. Please provide similar disclosure for all acquisitions disclosed in your audited financial statements and in the financial statements of subsequent interim periods, where shares have been issued as consideration for part of the acquisition purchase price. See paragraph 51(d) of SFAS No. 141 for guidance.

Response:

The Company determined that the unvested common stock that was issued in connection with the acquisition of Mountain Logistics was contingent consideration as the vesting is based on the achievement of certain performance measures.  The Company has revised the disclosure on page F-52 to appropriately reflect the issuance of the common stock as contingent consideration, consistent with the disclosure on page F-12.

Additionally, the Company has added disclosure on page F-13 to provide additional detail regarding the common stock issued in connection with the Bestway acquisition, including the value of the common stock and the methodology employed to determine the fair value of the common stock.

Comment No. 53

The disclosure in Note 4 which indicates that 550,000 common shares may become issuable upon achievement of certain performance measures by or prior to May 31, 2012 is inconsistent with the disclosure in footnote (14) to the table on page 91 which indicates that these shares have been issued subject to the Company’s right to repurchase the shares if certain performance targets are not satisfied by May 31, 2010. Please reconcile and revise these disclosures.

Response:

The Company has revised the disclosure on page F-12 related to the issuance of 550,000 common shares in connection with the Mountain Logistics acquisition to be consistent with the terms disclosed in footnote (14) to the table on page 93.

Note 8. Accrued Expenses, page F-15

Comment No. 54

We note from the disclosure included in Note 8 to the Company’s audited financial statements and Note 5 to the Company’s interim financial statements that the Company’s consolidated financial statements included accrued rebates aggregating $161,961 and $577,965 at December 31, 2006 and 2007 and $919,465 at March 31, 2008. Please tell us and revise the notes to your financial statements to disclose the nature and terms of the rebates for which accruals have been established. As part of your response and your revised disclosure, explain how these rebates are recognized and classified in your consolidated statements of operations.

Response:

The Company has entered into agreements with certain customers to rebate to them a portion of the costs that they pay to the Company for transportation services.  The rebates are based on certain conditions and/or pricing schedules that are specific to each individual agreement, but are typically constructed as a percentage of the costs our customers incur.  Rebates are recognized at the same time that the related transportation revenue is recognized and are recorded as a reduction of transportation revenue.

The accounting policy disclosure on page F-8 has been revised to include further detail as to how rebates are recognized and classified in the consolidated statements of income.

Note 11. Income Taxes, page F-16

Comment No. 55

We note the disclosure in Note 11 indicating that as a result of the $9.4 million share redemption occurring in June 2006, the tax basis of the Company increased resulting in the recognition of a deferred tax asset of $3.8 million, for which a valuation allowance of $1.9 million was recorded with a corresponding increase to additional paid in capital of $1.9 million. Please explain why the $9.4 million share redemption resulted in an increase in the tax basis of the Company. Also, please explain how you calculated or determined the $3.8 million deferred tax asset that was recognized and explain in further detail why this asset has been reduced by a valuation allowance of $1.9 million, which has been reflected as an offset to additional paid in capital.

Response:

The Company was organized as a limited liability company and taxed as a partnership.  In June 2006, the Company was converted from a limited liability company to a corporation and redeemed $9.4 million of its Series A common units.  In the conversion process, the limited liability company members were treated as contributing their units to a newly formed corporation in exchange for stock and cash.  Internal Revenue Code (IRC) §351 provides for the deferral of taxation on the contribution of property to a controlled corporation. This section, however, requires income recognition to the extent the contributing party receives cash and/or is relieved of debt in excess of basis. In such cases, under IRC §362, a corporation is required to step-up the tax basis of its assets based on the income recognized by the contributor.  Therefore, the Company recognized a $10.1 million tax basis step-up under IRC §362 when it converted to a C corporation, which included the redemption of shares of Series A common stock equal to $9.4 million.  The step-up was allocated to an amortizable asset under IRC §197. An IRC §197 asset is amortizable on a straight-line basis over 15 years. Because financial accounting requires the basis to be carried over, the tax basis step-up gives rise to a deferred tax asset of approximately $3.8 million, which represents the $10.1 million tax basis step-up at an effective tax rate of 38%.

Paragraph 17 of SFAS No. 109 provides for the computation of deferred tax liabilities and assets, including the valuation of deferred tax assets based on the weight of available evidence.  If it is more likely than not (defined as more than 50%) that some portion or the entire deferred tax asset will not be realized, the deferred tax asset should be reduced by a valuation allowance.  Under Paragraph 20 of SFAS No. 109:

All available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Information about an enterprise’s current financial position and its results of operations for the current and preceding years ordinarily is available. That historical information is supplemented by all currently available information about future years. Sometimes, however, historical information may not be available (for example, start-up operations) or it may not be as relevant (for example, if there has been a significant, recent change in circumstances) and special attention is required.

Because the Company was converted from a limited liability company to a C corporation in 2006, carryback potential is unavailable. With no tax planning strategies, future taxable income is the sole method of utilizing deferred tax assets. Additionally, because the Company is still in its early stages, future taxable income must be based on judgments about the future of the business.  Management considered these factors in concluding that a 50% asset valuation, or $1.9 million, was appropriate upon initial recognition at conversion. The 50% is based on: (1) the Company’s five-year projected profits, (2) the Company’s limited ability to predict results beyond five years; and (3) the availability of a two-year carryback period with respect to the deferred asset in years six and seven.  Therefore, the Company concluded that the future taxable income would be sufficient to utilize the amortization deduction for seven years, which approximated 50% of the life of the intangible for tax purposes.

Note 12. Stockholders’/Members’ Deficit

Series A Common Stock, page F-18

Comment No. 56

Reference is made to the payment in the amount of $9,400,000 in June 2006 for redemption of 3,381,295 shares of series A common stock at approximately $2.78 per share. In this regard, please tell us and disclose in the notes to the financial statements your relationship with the holders of the 3,381,295 shares of series A common stock prior to the redemption of these shares; explain how the redemption price to re-acquire these shares was determined, and why it exceeded the price received by the company for other common shares issued in 2005 and 2006. Specifically, explain if the holders of the series A common stock prior to redemption (the holders) were employees, directors or outside vendor / service providers of the company. If the holders were employees, directors or outside vendor / service providers, please explain if any compensation expense was recognized in accordance with SFAS No. 123(R). If no compensation expense was recognized, please tell us and disclose the basis for your conclusion. We may have further comment after receipt of your response.

Response:

The Company redeemed 3,381,295 shares of Series A common stock for $9.4 million in June 2006.  The 3,381,295 shares were redeemed from the following entities and individuals:

•                  Polygal Row, LLC, which is an investment vehicle that was created during the formation of the Company; at the time of the redemption, two of its members served on the Company’s Board of Directors and the other members had no affiliation with the Company;

•                  Frog Ventures, LLC, which is an investment vehicle the majority of which is owned by Kimberly Keywell, the wife of Bradley A. Keywell, one of the Company’s founders. Ms. Keywell is not affiliated with the Company other than through her ownership and her husband;

•                  Echo Global Logistics Series C Investment Partners, LLC, an investment vehicle formed to purchase the Company’s Series C preferred stock; at the time of the redemption, two of its members served on the Company’s Board of Directors and the other members had no affiliation with the Company; and

•                  Messrs. Buzza and Sandhir, two employees who owned stock in the Company at the time of the redemption.

The terms and conditions relating to the issuance of the Series D preferred stock and related redemption transactions were determined through arm’s-length negotiations among the Series D preferred investors, the holders of a majority of the Series A common units and the Company.  As part of the arm’s-length negotiations, the parties agreed that $9.4 million of the Series D investment would be used to redeem shares of Series A common shares on a pro rata basis excluding the Nazarian family, who invested in the Series D preferred stock, and InnerWorkings, an investor that was in the midst of its initial public offering.  The parties also agreed on the ownership percentages that the shares of Series D preferred stock and Series A common stock, each as a class, would represent in the Company on a post-transaction basis.  This percentage interest was the key factor in determining the redemption price.  To arrive at the appropriate ownership percentage for the holders of Series A common stock, it was agreed that $9.4 million of the Series D investment would redeem 3,381,295 shares of Series A common stock at a redemption price of $2.78 per share.  A redemption price of more or less than $2.78 per share would have resulted in the holders of Series A common stock, as a class, owning a larger or smaller percentage of the Company, on a post-transaction basis, than was agreed to in the arm’s-length negotiations relating to the Series D investment.

The Company does not consider the Series A redemption value of $2.78 per share to represent the fair value of the Series A common shares at that time because it was the result of the negotiation, the primary purpose of which was to establish the post-financing equity interests, and the Series A common valuation of $0.77 per share was the result of a valuation methodology that followed AICPA Guide, Valuation of Privately - Held Company Equity Securities, and was consistently applied for all periods.

No compensation expense was recorded in accordance with SFAS No. 123(R) as the redemption was a negotiated transaction and was not for services rendered by or on behalf of the Company. There was no requirement in connection with the redemption.

Note 12 to the audited financial statements includes disclosure that reflects that the shares of Series A common stock were redeemed.

Comment No. 57

Please explain in the notes to the financial statements the nature and terms of the distributions aggregating $1,030,625 that were paid to the Series A common stockholders during 2006 as reflected in the Company’s consolidated statements of stockholders/member’s deficit.

Response:

The Company operated as a limited liability company prior to its conversion to a corporation on June 7, 2006.  In 2006, prior to the conversion, a majority of the managers of the Company elected to have the Company make special distributions of $1,030,625 to certain members.  These distributions were accounted for as an increase to member’s deficit.

The Company has added disclosure on page F-18 to provide greater detail regarding the nature of the distributions that were made to certain of the Series A common unitholders in 2006.

Series B Preferred Shares, page F-18

Series D Preferred Shares, page F-19

Comment No. 58

It appears from your disclosure on pages F-18 and F-19 that the conversion rate for the Series B and Series D preferred shares may be subject to change under certain circumstances. In this regard, please clearly disclose how the applicable conversion rate is determined and provide complete and clear disclosure of the accounting treatment related to this conversion feature for all periods presented. Your response should include, but not be limited to, an explanation of whether the conversion feature is freestanding or embedded and whether the conversion feature is within the scope of SFAS No. 133 (i.e., it is a derivative that must be accounted for at fair value with changes in fair value recorded in earnings). If the conversion feature qualified for the paragraph 9 scope exception of SFAS No. 133, please explain how you applied EITF No. 98-5 and 00-27, if applicable.

Response:

The conversion rate for the Series B and Series D preferred shares is subject to change in accordance with antidultion provisions contained in the agreements with the holders of these shares.  More specifically, the conversion price is subject to adjustment to prevent dilution on a weighted average basis in the event that the Company issues additional shares of common stock or securities convertible or exercisable for common stock at a purchase price less than the then effective conversion price.

The Company first evaluated the host instrument using the guidance provided by EITF Topic D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133, to determine whether the Series B and Series D preferred stock is considered to be a debt or equity host instrument.  In connection with this evaluation, the Company considered the economic characteristics and risks of the host instruments based on all stated or implied substantive terms to assess whether the instruments are deemed more like equity or debt.  The following describes the detailed analysis that the Company performed for the features of each instrument.

Series B Preferred Stock

•                  Redemption – The Series B shares are perpetual and do not have either an optional or mandatory redemption feature.  This is a strong indicator that the instrument is more like equity.

•                  Dividends – The Series B holders are entitled to payment of 6% annual dividends.  This is an indicator that the instrument is more like debt.

•                  Voting Rights – The Series B holders have voting rights equal to the Series A common holders on an as if converted basis.  This is a strong indicator that the instrument is more like equity.

•                  Covenants – There are no protective covenants in the Series B preferred stock agreements that restrict the Company from engaging in certain transactions, maintaining certain earnings levels, or otherwise managing the Company.  This is a strong indicator that the instrument is more like equity.

•                  Conversion Rights – The Series B shares can be either optionally converted upon the consent of a majority of the holders or mandatorily converted upon the execution of certain transactions (e.g., an IPO or acquisition).  This is an indicator that the instrument is more like equity.

Series D Preferred Stock

•                  Redemption – The Series D shares are redeemable at the option of the holder with the passage of time (5 years).  This is an indicator that the instrument is more like debt.

•                  Dividends – The Series D holders are entitled to payment of 6% annual dividends.  This is an indicator that the instrument is more like debt.

•                  Voting Rights – The Series D holders have voting rights equal to the Series A common holders on an as if converted basis.  This is a strong indicator that the instrument is more like equity.

•                  Covenants – There are no protective covenants in the Series D preferred stock agreements that restrict the Company from engaging in certain transactions, maintaining certain earnings levels, or otherwise managing the Company.  This is a strong indicator that the instrument is more like equity.

•                  Conversion Rights – The Series D shares can be either optionally converted upon the consent of a majority of the holders or mandatorily converted upon the execution of certain transactions (e.g., an IPO or acquisition).  This is an indicator that the instrument is more like equity.

                The Company analyzed the above characteristics and management determined that both the Series B and Series D preferred stock instruments are deemed to be more akin to equity instruments.  As a result, the conversion feature is clearly and closely related to the Series B and Series D preferred stock host instruments.  Accordingly, the conversion feature is not within the scope of SFAS No. 133.

                Additionally, the Company evaluated EITF 98-5 and EITF 00-27 to determine if the conversion features in either the Series B or Series D preferred stock instruments are considered to be “beneficial conversion features” in accordance with the guidance.  For both the Series B and Series D preferred stock instruments, the conversion features do not have any intrinsic value at the commitment date (i.e., the date of the agreements) as the conversion rate is equal to or in excess of the fair value of the common stock.  As a result, the conversion features are not considered beneficial conversion features within the scope of EITF 98-5 or EITF 00-27.

The Company has revised the disclosure on pages F-19 and F-20 to include additional information regarding the conversion feature.

Series D Preferred Shares, page F-19

Comment No. 59

Reference is made to the issuance of 6,258,993 shares of series D preferred shares in June 2006 for proceeds of approximately $17,400,000 or $2.78 per share. In this regard, please tell us the nature of your relationship with each holder of the 6,258,993 shares. If the holders are related parties, please provide the disclosures outlined in paragraph 2 of SFAS No. 57. Additionally, please disclose the method and assumptions used in estimating the series D preferred per share value of $2.78 and factors or differences in rights and privileges that contributed to the series D preferred per share value of $2.78 to be greater than the common stock per share fair value of $0.77 as of June 30, 2006 (as disclosed on page F-24).

Response:

On June 7, 2006, the Company entered into an agreement with New Enterprise Associates (NEA) and the Nazarian family whereby NEA and the Nazarian family agreed to purchase 6,258,993 shares of the Company’s Series D preferred stock for $17.4 million.

The Nazarian family was a previous investor in the Company, but has not provided services to or participated in other transactions with the Company.

The value of the Series D preferred stock, based on arm’s-length negotiations with NEA and the Nazarian family, was determined to be $2.78 per share.  Factors contributing to a value that exceeded that of the Series A common stock were:

•                  rights of first refusal and co-sale rights;

•                  board representation rights;

•                  information and inspection rights;

•                  registration rights;

•                  indemnification rights;

•                  a liquidation preference equal to 150% of the Series D issuance price,

•                  optional redemption rights;

•                  a 6% accruing dividend; and

•                  weighted average anti-dilution protection.

The value of the Class A common stock was determined in accordance with the guidance outlined in the AICPA Guide “Valuation of Privately - Held Company Equity Securities Issued as Compensation” consistently applied for all periods presented. Please see the Company’s response to Comment No. 60 for further information.

Stock Based Compensation and Other Equity transactions, page 91, F-5 and F-24

Comment No. 60

Reference is made to the following equity transactions disclosed on page 91, F-5 or F-24:

•                  Proceeds from the issuance of 600,000 common shares for $955,000 or approximately $1.59 per share during the fiscal year ended December 31, 2007 (see page 91 and F-5);

•                  Issuance of 10,000 unvested series A common stock for $40,500 or approximately $4.05 per share (see page 91);

•                  Issuance of 178,500 options during the six months ended June 30, 2007 at various exercise prices ranging from $1.08 to $3.50 per share;

•                  Issuance of 667,000 options during the third quarter of 2007 at exercise prices ranging from $4.00 to $4.05 per shares;

•                  Issuance of 230,000 options during the fourth quarter of 2007 at an exercise price of $4.40 per share

In this regard, please tell us and disclose in a note to your financial statements how you calculated or determined the fair value of the 600,000 common shares issued during fiscal year ended December 31, 2007 and the 10,000 unvested series A common shares issued on September 28, 2007 and the nature / terms of each transaction. Also, indicate whether the valuation was prepared by a related party or an independent valuation specialist. Additionally, for all of the above listed equity transactions, please indicate whether the fair value was determined by a contemporaneous or retrospective valuation. Furthermore, please provide similar disclosure as outlined in paragraphs 179 of the AICPA Guide “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” as applicable, for each equity transaction included in any interim period presented in your financial statements.

Finally, if the valuation of the underlying common stock of the above equity securities was based on a retrospective valuation or a valuation prepared by a related party, please revise MD&A to include a discussion of the following:

•                  A discussion of the significant factors, assumptions and methodologies used in determining fair value;

•                  A discussion of each significant factor contributing to the difference between the fair value of the underlying common stock of the equity securities and the estimated public offering price, or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the public offering, the fair value as determined by that valuation;

•                  The valuation alternative used by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 182 of the AICPA Guide “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

Response:

The fair value of the 600,000 common shares issued for $955,000 and 10,000 shares of unvested Series A common stock issued for $40,500 during the fiscal year ended December 31, 2007 was determined as follows: 500,000 shares of common stock were issued in the first quarter of 2007 at a per share price of $1.10; 100,000 common shares and 10,000 unvested common shares were issued in the third quarter of 2007 at a per share price of $4.05.  The per share prices represented the fair values of the Company’s common stock as of those dates as determined by its management through the use of a discounted cash flow method.

The Company has revised the disclosure on pages 34, 35, F-26 and F-27 to include the following information:

In 2007, the Company granted options with exercise prices of $1.08 per share to $4.40 per share.  The Company determined that the fair value of its common stock increased from $1.08 to $4.40 per share in 2007.  The reasons for this increase are as follows:

In the fourth quarter of 2006, the following significant events occurred, which had an effect on the fair value of the Company’s common stock in 2007:  (1) Samuel K. Skinner, the former Secretary of Transportation and Chief of Staff, the United States of America, was appointed as the Company’s Chairman, (2) Douglas R. Waggoner, former Chief Executive Officer of USF Bestway, was appointed as the Company’s Chief Executive Officer, (3) the Company launched its transactional call center and (4) the Company signed five new enterprise accounts.

In the first quarter of 2007, the following significant events occurred:  (1) the Company signed seven new enterprise accounts, (2) the Company launched its upgraded technology platform, Optimizer, which formed the basis of the back office software application today referred to as the ETM technology platform, and (3) the Company unveiled its EchoTrak customer web portal, which allowed the Company to deploy the application to thousands of external users via the internet and also dramatically reduced internal administrative costs associated with supporting its enterprise clients.

In the second quarter of 2007, the following significant events occurred:  (1) the Company signed eight new enterprise accounts and (2) the Company completed its acquisition of Mountain Logistics, Inc., which provided the Company access to approximately 200 clients, 43 sales agents and a presence in the West Coast market.

In the third quarter of 2007, the following significant events occurred:  (1) the Company signed eight new enterprise accounts, (2) the Company completed its acquisition of Bestway, which provided the Company access to approximately 100 clients and a presence in the Pacific Northwest, and (3) the transactional call center was reconfigured into a regional structure and the Company increased its staffing plan to approximately 50 new sales representatives per quarter.

In the fourth quarter of 2007, the following significant events occurred:  (1) the Company signed 12 new enterprise accounts, (2) the Company released EchoTrak 2.0, which included significant enhancements to the Company’s pricing engine allowing the Company to scale more rapidly by offering an improved LTL pricing interface, and (3) the Company engaged investment bankers to initiate the initial public offering process and began drafting its registration statement.

The factors stated above and the net proceeds from the potential initial public offering impacted the Company’s growth strategies because a portion of the net proceeds will be used to expand the Company’s sales force, enhance its technology and acquire or make strategic investments in complementary businesses.  Accordingly, the fair value of the Company’s common stock increased from $4.40 per share at December 31, 2007 to $5.86 per share at March 31, 2008.

In November 2007, the Company engaged an independent valuation specialist to perform a contemporaneous valuation of its common stock.  The valuation specialist used a discounted cash flow debt-free method under the income approach to determine that the fair value of its common stock as of November 30, 2007 was $4.40 per share. No references to the independent valuation specialist are included in the prospectus, as the Company was unable to obtain Crowe Chizek’s consent.

Prior to November 2007, the fair value of the Company’s common stock was determined through the application of a discounted cash flow valuation method performed by management and approved by the board of directors.  The Company performed these valuations contemporaneously on a quarterly basis.

Determining the fair value of the Company’s common stock requires making complex and subjective judgments.  The discounted cash flow method values the business by discounting future available cash flows to present value at an appropriate rate of return.  The cash flows are determined using forecasts of revenue, net income and debt-free future cash flow.  The Company’s revenue forecasts were based on expected annual growth rates ranging from 20% to 75%.  The assumptions underlying the forecasts were consistent with the Company’s business plan.  The Company applied a discount rate of approximately 20% to calculate the present value of its future available cash flows, which was determined by the Company through utilization of the Capital Asset Pricing Model for companies in the “expansion” stage of development.  The Company also applied a 5% lack of marketability discount to its enterprise value, which took into account the fact that investments in private companies are less liquid than similar investments in public companies.  The resulting value was allocated to the Company’s common shares outstanding.  There is inherent uncertainty in these estimates.

Unvested Series A Common Stock, page F-20

Comment No. 61

We note the disclosure in Note 12 indicating that 1,410,000 unvested shares of Series A common stock were sold to certain members of management and the board of directors in 2006 and 2007 but do not believe the disclosures provided with respect to these transactions comply with the disclosure requirements of SFAS No.123(R). Please revise the notes to your financial statements to include all of the disclosures required by paragraphs 64, A240 and A241 of SFAS No. 123(R), as applicable.

Response:

The unvested shares of Series A common stock were purchased by two employees and a director at the fair value of the Company’s common stock as of the dates of purchase, which ranged from $0.25 per share in the second quarter of 2006 to $4.05 per share in the third quarter of 2007, consistent with the fair values disclosed on pages 34, 35, F-26 and F-27 and further discussed in the Company’s response to Comment No. 60.  Management contemporaneously determined these fair values through the application of a discounted cash flow methodology.  No compensation cost was recorded in connection with these transactions as the purchases were made at fair value.

The Company has revised the disclosure on page F-21 to include greater detail regarding the accounting for the unvested share purchases.

Note 13. Earnings (Loss) Per Share, page F-20

Comment No. 62

Please revise your computations of net income (loss) applicable to common shareholders for 2005 and 2006 to include the dividends aggregating $148,872 and $146,217, respectively, associated with the Company’s Series C Preferred stock, as a deduction from the Company’s loss from continuing operations, to arrive at the net income (loss) applicable to common shareholders. Your consolidated statements of income for 2005 and 2006 should be similarly revised.

Response:

The Company has revised the earnings per share disclosures and the net income (loss) applicable to common stockholders presented in the consolidated statement of operations.

Comment No. 63

In addition, please revise Note 13 to disclose the number of securities (including options, restricted shares and convertible preferred shares) that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented or revise to appropriately reflect the dilutive effects of the outstanding employee stock options for each period presented. Refer to the disclosure requirements outlined in paragraph 40c of SFAS No. 128 Note 6 to the Company’s interim financial statements should be similarly revised.

Response:

Note 13 included disclosure of the number of preferred shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because they were antidilutive.  The note has been revised to also include the number of options and unvested shares that were not included in the computation of diluted earnings per share because they were antidilutive.  In 2005, 221,695 options and unvested shares were not included because they were antidilutive.  In 2006, 1,276,825 options and unvested shares were not included because they were antidilutive.

The Company has revised the disclosure on page F-21 to include the dilutive shares related to employee stock options and unvested shares that were excluded from the computation in 2005 and 2006 because they were antidilutive.  Note 6 to the Company’s interim financial statements does not need to be revised because Note 6 includes disclosure of the number of preferred shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because they were antidilutive and there were no antidilutive options and unvested shares in those periods.

Note 14. Stock-Based Compensation Plans, page F-23

Comment No. 64

We note the disclosure indicating that in November 2007, the Company engaged an independent valuation specialist to perform a valuation of its common stock as of November 30, 2007. Since you make reference to this specialist in your financial statements, please revise to include a consent of this specialist as an exhibit to the registration statement.

Response:

The Company has deleted all references to an independent valuation specialist from the prospectus.

Note 17. Related Parties, page F-25 and F-26

Comment No. 65

The amounts paid to Holden Ventures during 2006 and 2007 as discussed on page 88 of the registration statement of $78,140 and $206,431, respectively, do not agree to the amounts disclosed in Note 17 to the Company’s financial statements. Please reconcile and revise these disclosures. Also, please revise Note 17 to disclose the options and rights to purchase common shares that were granted to Holden Ventures during 2007 as discussed in the last two paragraphs on page 88 of the registration statement and explain how the Company valued and accounted for these transactions in its consolidated financial statements.

Response:

The Company has revised the disclosure on pages F-27 and F-40 so that it is consistent with the disclosure on pages 89 and 90.

The 500,000 shares of the Company’s common stock that were sold to Holden Ventures were valued at $1.10 per share, which was the fair value of the Company’s common stock at that time (first quarter 2007).  The Company determined its fair value through a contemporaneous application of a discounted cash flow methodology.  Please see the Company’s response to Comment No. 60 for further information regarding how the Company determined the fair value of its common stock.  These shares were purchased at fair value and, as such, were accounted for as a noncompensatory equity transaction resulting in no compensation expense.

The 200,000 options were granted to Holden Ventures in August 2007 and are being accounted for in accordance with SFAS No. 123(R), as the options were granted to a board member who is required to provide service in order for the options to vest and become excercisable.  The Company used the Black-Scholes-Merton option valuation model to determine the compensation cost which is being amortized ratably over the vesting period and recorded it as an increase to selling, general and administrative expenses in the consolidated statements of income.

Comment No. 66

We note from your disclosures on pages F-26 and 90 that in March 2007, you acquired assets of SelecTrans, LLC (SelectTrans) for $350,000 in cash and 150,000 shares of common stock (fair value of $162,000) from your Chief Executive Officer. In light that this transaction was with an executive of the company and in order to provide transparent disclosure, please provide all disclosures outlined in paragraphs 51 and 52 of SFAS No. 141, as applicable. Additionally, tell us your cost basis (historical or fair value) used in recording the respective acquired assets and your basis for your conclusion.

Response:

The Company evaluated the acquisition of SelecTrans to determine whether the assets acquired constitute a business in accordance with EITF No. 98-3.  As a result of its evaluation, the Company determined that the assets of SelecTrans that were acquired were not a business and, as a result, the transaction was not accounted for in accordance with SFAS No. 141.  The primary asset that the Company acquired when it purchased the assets of SelecTrans was software that was integrated into the Company’s suite of technology products.  There were no other significant tangible assets acquired.  Therefore, the purchase price paid by the Company, which included both cash and stock that totaled approximately $512,000, was capitalized as internal use software, which represents the cost basis.  The Company is amortizing the purchase of the software over a life of three years in accordance with its policy for amortizing software developed for internal use.

The acquisition of SelecTrans was not considered an acquisition within the scope of SFAS No. 141, and therefore the Company did not provide the disclosures outlined in paragraphs 51 and 52 of SFAS No. 141.

Comment No. 67

Also, we note from your disclosure on page 90 that Mr. Waggoner your Chief Executive Officer will also receive up to $500,000 in cash and 37,500 shares of your common stock upon the achievement of certain performance targets during the three year period beginning on March 21, 2007. Please revise Note 17 to disclose these terms of the acquisition transaction and to explain your planned accounting treatment should these amounts become payable.

Response:

The Company advises the Staff that the Company and Mr. Waggoner have agreed to terminate the provision of the SelecTrans transaction that provided for the possibility of the receipt of up to $500,000 in cash and 37,500 shares of common stock by Mr. Waggoner upon the achievement of certain performance targets during the three-year period beginning on March 21, 2007.

The Company has revised the disclosure on page 91 to eliminate the discussion of contingent payments to Mr. Waggoner. No further change will be made to the disclosure relating to the SelecTrans transaction in Note 17 on page F-29.

Echo Global Logistics, Inc and Subsidiaries

Interim Consolidated Financial Statements for the period ended March 31, 2008

Comment No. 68

Please address our comments on the Company’s audited financial statements in the interim financial statements, where applicable.

Response:

The Company has revised the interim financial statements, where applicable, to address the Staff’s comments on the Company’s audited financial statements.

Comment No. 69

Please revise to include a statement of changes in stockholders’/member’s deficit for the latest interim period presented. Also, please revise the notes to the Company’s interim financial statements to disclose the significant terms of any equity transactions that occurred during the latest interim period presented.

Response:

The Company has included the statement of stockholders’ deficit for the latest interim period presented on page F-32.

The Company did not have any significant equity transactions for the three months ended March 31, 2008 that required further disclosure.

Comment No. 70

We note from your disclosure under the Mountain Logistic and the Bestway acquisition sections on page F-32 and F-33 that allocation of the purchase price is based on preliminary estimates and assumptions and is subject to revision when valuation plans are finalized. In this regard, please disclose (i) why valuation plans have not been finalized as of March 31, 2008, (ii) when the allocation is expected to be finalized, and (iii) provide other available information, which will enable a reader to understand the nature and magnitude of any potential adjustment. See paragraph 51(h) of SFAS No. 141 for guidance.

Response

Valuation plans for both the Mountain Logistics and Bestway acquisitions were substantially finalized as of March 31, 2008.  Any changes to the allocation of purchase price subsequent to March 31, 2008, but within one year of the effective date of the acquisition, are expected to be insignificant.  There were no material changes to the purchase price allocation which would require disclosure in the March 31, 2008 financial statements.

The Company has revised the disclosure on pages F-35 to F-37 to provide further clarity on the status of the purchase price allocations for the Mountain Logistics and Bestway acquisitions.

Mountain Logistics, Inc.

Report of Independent Auditors, page F-39

Comment No. 71

Please provide an accountant’s report which indicates the name of the firm issuing the report in accordance with Article 2-02(a) of Regulation S-X.

Response:

The Company has provided the Report of Independent Auditors that indicates the name of the firm issuing the report in accordance with Article 2-02(a) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Statement of Income

Introductory paragraph to the pro forma financial information, page F-50

Comment No. 72

We note from your disclosure on page F-50 that your pro forma financial information reflects the effect of converting the Company’s Series B and D preferred shares to common shares on a one-for-one basis, along with reflecting this recapitalization and consistent with the pro forma information on page 9 of your filing, please also reflect the effects of the number of shares that will be offered by you in the planned initial public offering.

Response:

The Company has revised the pro forma financial information on pages F-54 and F-55 to reflect the effect of the additional number of shares that will be offered by the Company in the planned initial public offering.

Comment No. 73

Since your interim period ended March 31, 2008 statement of income does not reflect the effects of converting the Company’s Series B and D preferred shares to common shares and because your pro forma information should reflect the effects of the number of shares that will be offered by you in the planned initial public offering, consistent with page 9, please revise to include a pro forma statement of income for the interim period ended March 31, 2008 effecting the aforementioned transactions. Each pro forma adjustment should be referenced to notes which clearly explain the methods and assumptions involved.

Response:

The Company has revised the disclosure on pages F-56 to F-58 to include a pro forma statement of income for the interim period ended March 31, 2008.

Unaudited Pro Forma Condensed Consolidated Statement of Income, page F-51

Comment No. 74

Reference is made to footnote (2). Please disclose the method(s) and assumptions (i.e. interest rate, period etc.) used in estimating the reduction of interest income and your basis for using such method(s) and assumptions.

Response:

For purposes of the calculation of the reduction in interest income, the Company assumed an interest rate of 4.15% for the four months that preceded the acquisition (January 1, 2007 to April 30, 2007).  The interest rate was based on the approximate rate that the Company earned during the period prior to effective date of the acquisition.

The Company has revised the disclosure on page F-55 to include this additional information.

Comment No. 75

Reference is made to the pro forma adjustment for income tax benefit (expense) for $111,979. Please disclose the method and assumptions used in estimating the tax benefit pro forma adjustment.

Response:

For purposes of the calculation of income tax benefit, the Company used an effective tax rate of 39%, which approximates its effective tax rate for the pro forma period.

The Company has revised the disclosure on page F-55 to include disclosure of the method and assumptions used in estimating the pro forma tax benefit.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-3

Comment No. 76

Revise to provide more details surrounding the nature of the purchasers and information provided to such purchasers to support your claim for exemption under 4(2).

Response:

The Company has revised the prospectus on page II-3 to provide additional details surrounding the nature of the purchasers and information provided to such purchasers to support its claim for exemption under Section 4(2) of the Securities Act of 1933.

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If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

Enclosure

cc:	Daniel Morris
Jeffrey Jaramillo
Linda Cvrkel
Douglas R. Waggoner
David B. Menzel
Steven J. Gavin